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                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Companies: Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

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The following materials were released by Kookmin Bank on June 5, 2003.

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                        Credit Card Business Integration

On June 5, 2003, Kookmin Bank held a conference call on the integration of its credit card business. The following is a summary of the key points discussed on the call.

Credit Card Business Integration

A.  Business integration
    a. The card operations of Kookmin Bank will be gradually integrated based on the existing KCC platform
    b. The integrated card unit of Kookmin Bank will have as much operational autonomy and flexibility as possible

B.  Benefits of the integration
    a. Stable funding and reduced funding cost
    b. Improvement in the risk management and CRM capabilities of the card business through sharing customer database

C.  Strategic initiatives
    a. Establish an integrated card unit at Kookmin Bank
    b. Promote a unified Kookmin Bank card brand image
    c. Enhance risk management capabilities
    d. Efficient and expanded customer relationship management